BofA Securities Europe SA

Form SBSE-A

Supplemental Filing Attachment:

Response to Question 7

November 1, 2021

BofA Securities Europe SA - Response to Question 7 of Form SBSE-A Briefly describe the applicant's business:

BofA Securities Europe SA ("BofASE"), a subsidiary of Bank of America Corporation (BAC), has been established in France to provide BAC with the ability to provide global market products and services to its EEA ex-UK clients and maintain access to EEA ex-UK markets. BofASE is regulated by the ACPR and AMF. Primary business activities provided by BofASE include broker and dealer services in equities and fixed income (including among others rates, credit, global financing & futures), currency and commodities financial instruments, capital markets services including equities, debt and leveraged finance services, post trade related services, clearing and custody services and research.

BofASE has been provisionally registered with the Commodity Futures Trading Commission (CFTC) as a Swap Dealer on 15 March 2019. BofASE is also registered with the National Futures Association, which has examination authority over its Swap Dealer activities.